FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 19, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Wimm-Bill-Dann Foods OJSC (NYSE: WBD) informs of the following resolves made by its Board of Directors held on July 14, 2006 (minutes # 17-07 on July 17, 2006):

1. Upon the recommendation of the Chairman of WBD Foods OJSC Management Board Mr. Tony Denis Maher be it resolved to stop Mr. Yadegardjam Jamshid acting as WBD Foods OJSC Management Board member, thanking them for their conscientious work.

2. Concerning establishment of WBD Foods OJSC affiliates and making amendments to WBD Foods OJSC Charter. Be it resolved:

2.1.          That WBD Foods OJSC affiliates in the following cities of the Russian Federation be established:

2.1.1.       In Samara — 1 (one) affiliate

2.1.2.       In Tuimazy - 1 (one) affiliate

2.1.3.       In Novosibirsk - 1 (one) affiliate

2.1.4.       In Rubtsovsk -1 (one) affiliate

2.1.5.       In Krasnoyarsk - 1 (one) affiliate

2.1.6.       In Irkutsk - 1 (one) affiliate

2.2.          That the full and brief titles of WBD Foods OJSC established affiliates be approved as follows:

2.2.1. In Samara — full title: Open Joint-Stock Company “Wimm-Bill-Dann Foods” affiliate in Samara; brief title: Samara affiliate of WBD Foods OJSC. 2.2.2. In Tuimazy - full title: Open Joint-Stock Company “Wimm-Bill-Dann Foods” affiliate in Tuimazy; brief title: Tuimazy affiliate of WBD Foods OJSC.

2.2.3. In Novosibirsk - full title: Open Joint-Stock Company “Wimm-Bill-Dann Foods” affiliate in Novosibirsk; brief title: Novosibirsk affiliate of WBD Foods OJSC.

2.2.4. In Rubtsovsk - full title: Open Joint-Stock Company “Wimm-Bill-Dann Foods” affiliate in Rubtsovsk; brief title: Rubtsovsk affiliate of WBD Foods OJSC.

2.2.5. In Krasnoyarsk - full title: Open Joint-Stock Company “Wimm-Bill-Dann Foods” affiliate in Krasnoyarsk; brief title: Krasnoyarsk affiliate of WBD Foods OJSC.

2.2.6. In Irkutsk - full title: Open Joint-Stock Company “Wimm-Bill-Dann Foods” affiliate in Irkutsk; brief title: Irkutsk affiliate of WBD Foods OJSC.

3. Upon Extraordinary shareholders meeting be it resolved:

3.1. To call Extraordinary shareholders meeting of the Entity.

3.2. To put on the agenda of the Extraordinary shareholders meeting question concerning approval of interested party transactions.

3.3.To approve the following agenda of the Extraordinary shareholders meeting:

•                  Concerning approval of interested party transactions.

3.4. To approve the following procedure of the Extraordinary shareholders meeting:

Voting on this agenda item will be conducted using ballot papers.

Deadline for receipt of ballot papers: September 01, 2006, by 24:00 Moscow time.

Postal address to which to send completed ballot papers: d. 16/15, Yauzsky blvd., room 306, Moscow, 109028, Russian Federation.

Date of preparation of the list of persons entitled to participate in the general meeting of shareholders: July 17, 2006 (at end of registrar’s business day).

Ballot papers expressing the shareholder’s vote must be signed by the shareholder, or by a representative of the shareholder on the basis of a power of attorney attached to the ballot paper and executed in the manner prescribed by article 57 of the Federal Law on Joint Stock Companies.

Materials relating to the agenda matter are attached to the ballot paper.

Additionally, materials and documents to be provided to shareholders in preparation for the extraordinary meeting may be inspected at the location of WBD Foods from 10:00 to 16:00 (Moscow time) daily, except Saturday and Sunday

3.5. To approve the following information that should be distributed to the shareholders:

•      draft resolutions of the extraordinary meeting of shareholders;

•      voting ballots;

•      notice on extraordinary shareholders meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry A. Anisimov
	Name:	Dmitry A. Anisimov
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC
Date: July 19, 2006